January 28, 2025

Garrett Chase
Chief Financial Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, CA 92009

        Re: Viasat, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2024
            Form 8-K Furnished November 6, 2024
            File No. 000-21767
Dear Garrett Chase:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2024
Notes to the Consolidated Financial Statements
Note 8 - Senior Notes and Other Long-Term Debt, page F-36

1. We note your disclosures within this footnote and on page 38 regarding the covenants in your various debt agreements that restrict the ability of you and your subsidiaries to, among other items, pay dividends and make certain other restricted payments. Please address the following related comments to the extent applicable:

             Provide all disclosures required by Rule 4-08(e)(1) and (3) of Regulation S-X.

             Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2024. If the restricted net assets, as calculated under Rule 1-
           02(dd) of Regulation S-X, exceed 25 percent of your consolidated net assets, provide Schedule I parent company financial statements prescribed by Rules 5-04 and 12-04 of Regulation S-X.
 January 28, 2025
Page 2

Note 15 - Contingencies, page F-50

2. We note that you recognized payments within product revenues of $55.8 million and
       $99.9 million during fiscal years 2023 and 2024, respectively, related to the resolution of certain legal matters with Cisco Systems, Inc. Please tell us the nature and specific facts and circumstances of these payments and, if applicable, the specific authoritative
       GAAP guidance that supports revenue classification. In doing so, clarify how you assessed the payments for revenue and nonrevenue elements.
Form 8-K Furnished November 6, 2024
Exhibit 99.2
Balance Sheet, Cash Flows and Liquidity, page 5

3. We note that you present, for the five most recent quarterly periods, net debt and a net leverage ratio calculated using the last twelve months of Adjusted EBITDA. Please reconcile net debt and the Adjusted EBITDA measure used in each calculation to the appropriate GAAP figure. In addition, ensure that you present for each applicable period a ratio calculated using the most directly comparable GAAP measures. See
       Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Use of Non-GAAP Financial Information, page 10

4. We note that you provide unaudited supplemental adjusted combined financial information that shows, for illustrative purposes only, certain financial information that reflects your historical results of operations with the pre-acquisition results of operations of Inmarsat and that such presentation "does not include pro forma adjustments" and "do not reflect non-recurring charges...other than to the extent already reflected in actual historical results." To the extent you intend to include combined information in future filings, please ensure the combined information is prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X. Otherwise, please remove the combined financial information from future filings. In addition, considering Insarmat was included in your results for the entire three month period ended September 30,
       2023, please clarify the differences between the combined revenue and Adjusted
       EBITDA amounts on page 16 with the corresponding equivalents on pages 13 and 15.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 28, 2025
Page 3

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at
202-551-3629
with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing